

Mail Stop 3561

December 15, 2015

Via E-mail
Mr. Stephen Squires
Principal Executive Officer
Quantum Materials Corp.
3055 Hunter Road
San Marcos, TX 78666

> **Re: Quantum Materials Corp.**
> **Form 8-K**
> **Filed December 9, 2015**
> **File No. 000-52956**

Dear Mr. Squires:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed December 9, 2015

1.   We note on December 4, 2015, the Audit Committee of the Board of Directors of Quantum Materials Corp., on the recommendation of management, concluded that the unaudited consolidated financial statements for the quarters ended December 31, 2014 and March 31, 2015 should no longer be relied upon. Please tell us why the errors identified do not affect the year ended June 30, 2015. Please also tell us why the errors identified do not affect the quarters subsequent to March 31, 2015 but prior to the Form 8-K being filed, including the quarters ended June 30, 2015 and September 30, 2015.

2.   We note you intend to present the restated consolidated financial statements and related consolidated financial information in the Form 10-Q for the three months ended December 31, 2014 and do not plan to amend previously filed reports in connection with the restatement. Please provide your materiality analysis and identify the authoritative guidance that would support amendments to the Form 10-Q for the quarters ended

December 31, 2014 and March 31, 2015, as well as to the Form 10-K for the fiscal year ended June 30, 2015, are not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Myra Moosariparambil

Myra Moosariparambil
Staff Accountant